Exhibit 99.2

IMMURON LIMITED

(ASX: IMC)

Thursday, 29th October 2020: Results of Annual General Meeting

Immuron Limited (ASX: IMC; NASDAQ: IMRN) wishes to advise that all resolutions were carried by a poll.

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

The Chairman voted undirected proxies in his control in favour of all resolutions.

Resolution 1 and 8 require 75% approval to be passed. This threshold has been achieved and the resolutions passed.

On behalf of the Board;

Phillip Hains

Company Secretary

Level 3, 62 Lygon Street	www.immuron.com	Phone: + 61 (0)3 9824 5254
Carlton, Victoria	ABN: 80 063 114 045	Facsimile: + 61 (0)3 9822 7735
AUSTRALIA 3053

Disclosure of Proxy Votes
Immuron Limited	GPO Box 5193, Sydney, NSW 2001
Annual General Meeting	P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
Thursday, 29 October 2020	F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

	Decided by Show of Hands	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)
Resolution	(S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN
1 NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT	P	30,767,612	26,637,225 86.58%	3,705,243 12.04%	229,240	425,144 1.38%	27,062,369 87.96%	3,705,243 12.04%	229,240
2 RE-ELECTION OF DR ROGER ASTON AS A DIRECTOR	P	44,524,532	40,621,909 91.23%	3,677,479 8.26%	82,583	225,144 0.51%	40,847,053 91.74%	3,677,479 8.26%	82,583
3 RATIFICATION OF PRIOR ISSUE OF SHARES - PUBLIC OFFERING OF ADSs	P	41,592,055	37,177,128 89.39%	4,189,783 10.07%	289,860	225,144 0.54%	37,402,272 89.93%	4,189,783 10.07%	289,860
4 APPROVAL TO REFRESH EXECUTIVE SHARE OPTION PLAN	P	32,076,992	26,527,474 82.70%	5,124,374 15.98%	965,220	425,144 1.33%	26,952,618 84.02%	5,124,374 15.98%	965,220
5 ADOPTION OF NON-EXECUTIVE DIRECTOR REMUNERATION POOL	P	31,281,832	26,469,923 84.62%	4,386,765 14.02%	517,380	425,144 1.36%	26,895,067 85.98%	4,386,765 14.02%	517,380
6a APPROVAL TO ISSUE SHARES TO A DIRECTOR – DR ROGER ASTON	P	32,152,392	26,454,723 82.28%	5,262,525 16.37%	1,367,296	435,144 1.35%	26,889,867 83.63%	5,262,525 16.37%	1,367,296
6b APPROVAL TO ISSUE SHARES TO A DIRECTOR – MR DANIEL POLLOCK	P	32,210,912	26,454,723 82.13%	5,321,045 16.52%	711,700	435,144 1.35%	26,889,867 83.48%	5,321,045 16.52%	711,700

	Decided by Show of Hands	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)
Resolution	(S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN
6c APPROVAL TO ISSUE SHARES TO A DIRECTOR – PROF. RAVI SAVARIRAYAN	P	32,183,112	26,457,123 82.21%	5,290,845 16.44%	740,060	435,144 1.35%	26,892,267 83.56%	5,290,845 16.44%	740,060
6d APPROVAL TO ISSUE SHARES TO A DIRECTOR – MR STEPHEN ANASTASIOU	P	30,145,213	24,390,944 80.91%	5,319,125 17.65%	10,815,039	435,144 1.44%	24,826,088 82.35%	5,319,125 17.65%	10,815,039
6e APPROVAL TO ISSUE SHARES TO A DIRECTOR – MR PETER ANASTASIOU	P	30,144,653	24,390,944 80.91%	5,318,565 17.64%	7,709,681	435,144 1.44%	24,826,088 82.36%	5,318,565 17.64%	7,709,681
7a APPROVAL TO ISSUE OPTIONS TO DR ROGER ASTON	P	32,201,592	26,479,159 82.23%	5,287,289 16.42%	1,656,096	435,144 1.35%	26,914,303 83.58%	5,287,289 16.42%	1,656,096
7b APPROVAL TO ISSUE OPTIONS TO MR DANIEL POLLOCK	P	32,177,352	26,476,759 82.28%	5,265,449 16.36%	960,500	435,144 1.35%	26,911,903 83.64%	5,265,449 16.36%	960,500
7c APPROVAL TO ISSUE OPTIONS TO PROF. RAVI SAVARIRAYAN	P	32,118,792	26,479,159 82.44%	5,204,489 16.20%	1,018,500	435,144 1.35%	26,914,303 83.80%	5,204,489 16.20%	1,018,500
7d APPROVAL TO ISSUE OPTIONS TO MR STEPHEN ANASTASIOU	P	30,107,853	24,409,180 81.07%	5,263,529 17.48%	11,070,799	435,144 1.45%	24,844,324 82.52%	5,263,529 17.48%	11,070,799
7e APPROVAL TO ISSUE OPTIONS TO MR PETER ANASTASIOU	P	30,056,973	24,409,180 81.21%	5,212,649 17.34%	8,017,801	435,144 1.45%	24,844,324 82.66%	5,212,649 17.34%	8,017,801
8 APPROVAL OF 10% PLACEMENT FACILITY	P	44,234,332	38,748,514 87.60%	5,250,674 11.87%	372,783	235,144 0.53%	38,983,658 88.13%	5,250,674 11.87%	372,783